# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: POET TECHNOLOGIES INC., CIK 0001437424
CUSIP: 73044W302
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 120 EGLINTON AVENUE EAST, SUITE 1107, TORONTO, ONTARIO, Ontario Canada (A6), M4P 1E2
Date of event which requires filing of this statement: 05/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048490

## Reporting persons
- Marex Securities Products Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 9,150,000; shared voting power 0; sole dispositive power 9,150,000; shared dispositive power 0; aggregate amount beneficially owned 9,150,000 (6% of the class)
- Marex Group plc: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 9,150,000; shared voting power 0; sole dispositive power 9,150,000; shared dispositive power 0; aggregate amount beneficially owned 915,000 (6% of the class)

## Item 1. Issuer
Name of issuer: POET TECHNOLOGIES INC.
Address of issuer's principal executive offices: 120 EGLINTON AVENUE EAST, SUITE 1107, TORONTO, ONTARIO, ONTARIO, CANADA, M4P 1E2.

## Item 2. Person Filing
Name of person filing:
Marex Securities Products, Inc.
Marex Group plc
Address of principal business office or, if none, residence:
Marex Securities Products, Inc. 140?East?45th?Street,?Floor?10?&?11
New?York, NY 10017

Marex Group plc
155 Bishopsgate
London, X0 EC2M 3TQ
Citizenship:
Marex Securities Products, Inc.
Delaware

Marex Group plc
United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9150000
Percent of class: 6
Sole power to vote or to direct the vote: 9150000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9150000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Marex Securities Products Inc.: Jennifer Kaiser, COO (05/19/2026)
- Marex Group plc: Scott Linsley, Corporate Secretary (05/06/2026)